SENT VIA OVERNIGHT MAIL

May 21, 2008

Mr. Mark Cowan

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company
Massachusetts Mutual Variable Life Separate Account I
Variable Universal Life III (VUL III)
Initial Registration Statement on Form N-6 File No. 333-150916

Dear Mr. Cowan:

On behalf of Massachusetts Mutual Life Insurance Company (“MassMutual”) and Massachusetts Mutual Variable Life Separate Account I (the “Separate Account”), please find enclosed for your convenience a copy of the prospectus and statement of additional information (“SAI”) from the above-captioned registration statement for certain individual flexible premium adjustable variable universal life insurance policies (the “New VUL Policies”) to be issued by MassMutual through the Separate Account.

As the attached transmittal letter indicates, MassMutual and the Separate Account respectfully request that the Staff of the Securities and Exchange Commission afford the initial registration statement for the New VUL Policies selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). The prospectus and SAI for the New VUL Policies are substantially similar to the prospectus and SAI included in Post-Effective Amendment Number 17 to the Form N-6 registration statement for another MassMutual variable universal life insurance policy, Variable Universal Life II (VUL II), filed on April 25, 2008 (Registration Statement No. 333-50410) (the “Existing VUL Policies”).

The enclosed prospectus and SAI are appropriately marked to indicate the differences between the New VUL Policies and the Existing VUL Policies. The material differences between the two are as follows:

1.	Certain of the underlying funds to be offered in the New VUL Policies will differ from those offered in the Existing VUL Policies.

2.	Unlike with the Existing VUL Policies, MassMutual will not prohibit partial withdrawals beyond age 99 for the New VUL Policies.

3.	The surrender charges for the New VUL Policies will be assessed during the first 9 policy years (or 9 policy years following an increase in face amount), rather than 14 years for the Existing VUL Policies.

Mr. Mark Cowan

May 21, 2008

4.	The insurance charges for the New VUL Policies will be based on the 2001 Commissioners Standard Ordinary (2001 CSO) Tables, whereas the insurance charges for the Existing VUL Policies are based on the Commissioners 1980 Standard Ordinary Mortality Tables. Consistent with the change in tables, the following provisions also differ among the New VUL Policies and the Existing VUL Policies:

a.	MassMutual will assess monthly charges under the New VUL Policies until the insured reaches age 121, as opposed to age 100 under the Existing VUL Policies.

b.	MassMutual will not permit decreases in the face amount for the New VUL Policies beyond the insured’s age 120, as opposed to age 99 for the Existing VUL Policies.

c.	MassMutual will not permit a change in the death benefit option beyond the insured’s age 120 for the New VUL Policies, as opposed to age 99 for the Existing VUL Policies.

5.	The premium expense charge maximum for the New VUL Policies will be slightly higher than the premium expense charge maximum for the Existing VUL Policies.

6.	The administrative charge for the New VUL Policies will be slightly higher than the administrative charge for the Existing VUL Policies.

7.	The rates for the surrender charge, face amount charge, loan interest charge, disability benefit charge, other insured charge, and waiver of monthly charges charge differ between the New VUL Policies and the Existing VUL Policies.

8.	The daily charge assessed against Separate Account assets, which is described as a “mortality and expense risk charge” for the Existing VUL Policies has been changed; it will be described as an “asset charge” for the New VUL Policies.

9.	The Additional Insured Rider, which is offered with the Existing VUL Policies, will not be available with the New VUL Policies; the Waiver of Specified Premium Rider will be available with the New VUL Policies, but is not offered with the Existing VUL Policies.

10.	The Grace Period and Termination provisions for the New VUL Policies were revised to reflect certain state law requirements.

11.	The Existing VUL Policies offer the choice of either a fixed or a variable loan interest rate; the New VUL Policies will only provide for a fixed loan interest rate.

12.	Under the New VUL Policies, MassMutual’s calculation of Death Benefit Option 3 will not include premiums paid after the insured’s age 90, but will include the option of interest on premiums paid during the first five policy years.

13.	Under the Existing VUL Policies, an owner may change his or her death benefit, including changing it to Death Benefit Option 3. Under the New VUL Policies, an owner will not be permitted to change to Death Benefit Option 3 after issue.

14.	Under the Existing VUL Policies, MassMutual will not issue a policy for an insured who is age 86 or older (age 71 or older if Death Benefit Option 3 is selected). Under the New VUL Policies, MassMutual will not issue a policy for an insured who is beyond attained age 90.

Mr. Mark Cowan

May 21, 2008

15.	The Interest on Death Benefit, and Error of Age or Gender provisions were revised for the New VUL Policies to reflect current procedures.

16.	The limits on increasing the face amount differ between the Existing VUL Policies and the New VUL Policies.

17.	Under the Existing VUL Policies, the first guarantee period under the Safety Test is the first 20 policy years or, if less, to attained age 90 of the insured and the second guarantee period is to attained age 100 of the insured. Under the New VUL Policies, the first guarantee period under the Safety Test is the first 9 policy years and the second guarantee period is to attained age 121 of the insured.

In addition to the above, certain additional stylistic, editorial, and updating changes have been made to the New VUL Policies. Please contact me if you have any questions regarding this filing or if there is anything that I can do to facilitate the Staff’s review of this filing. I may be reached at (860) 562-2442.

Sincerely yours,

/s/ Catherine Z. Collins

Catherine Z. Collins

Assistant Vice President & Counsel

Massachusetts Mutual Life Insurance Company

Enclosures